6/28

02042263

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Hope Mines Ltd

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3023 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/11/02

File Number: ~~82-4991~~ 82-3023

GOLDEN HOPE MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT
AS AT DECEMBER 31, 2001

File Number: 82-4991

AUDITOR'S REPORT

February 4, 2002
Toronto, Ontario

To the Shareholders of Golden Hope Mines Limited

I have audited the consolidated balance sheets of Golden Hope Mines Limited as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stewart Wright
Chartered Accountant

GOLDEN HOPE MINES LIMITED
INCORPORATED UNDER THE LAWS OF ONTARIO
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

File Number: 82-4991

	2001	2000
ASSETS		
Current		
Cash	$ 1,472	$ 13,614
Accounts receivable	5,989	5,880
	7,461	19,494
Mining properties and deferred exploration exploration expenditures (Note 4)	6,809,351	6,882,367
	$ 6,816,812	**$ 6,901,861**
LIABILITIES		
Current		
Accounts payable	$ 390,328	$ 294,246
Due to related parties (Note 6)	67,092	44,074
	457,420	338,320
SHAREHOLDERS' EQUITY		
Stated capital (Note 5)	9,245,359	9,200,559
Deficit	(2,885,967)	(2,637,018)
	6,359,392	6,563,541
	$ 6,816,812	**$ 6,901,861**

See Notes To Consolidated Financial Statements

On Behalf Of The Board:

"Peter Smith" Director

"T.H. Polisuk" Director

Form 27
Securities Act

File Number: 82-4991

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street West
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   June 11, 2002

3. **Press Release**

   Market News Publishing Inc. - June 11, 2002

4. **Summary of Material Change**

   Acquisition by staking

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363-1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 11th day of June, 2002.

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2002/06/11

File Number: 82-4991

GOLDEN HOPE MINES LIMITED ("YGH-V;GOLH-O")
- Acquisition by Staking

Golden Hope Mines Limited is pleased to announce the recent acquisition by staking, of 32 units in the region of the Otish Mountains diamond discoveries. The units were selected on the basis of topography and airborne magnetics, and cover an area of approximately 4,250 acres. They are located immediately west of Indicator Lake, within a major north-south deformation corridor. A summer exploration program is planned.

By Order of the Board
(Sgd) Peter H. Smith
Director

TEL: (514) 481-3172 Peter H. Smith, Ph.D., P.Eng.

Form 27
Securities Act

File Number: 82-4991

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street West
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   May 30, 2002

3. **Press Release**

   Market News Publishing Inc. - May 30, 2002

4. **Summary of Material Change**

   Update on Projects

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363-1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 30th day of May, 2002.

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON

File Number: 82-4991

GOLDEN HOPE MINES LIMITED ("YGH-V;GOLH-0")
- Update on Projects

Further exploration on the Company's main property, the Bellechasse Project, located in southern Quebec, has been recommended to increase the tonnage potential of the Bellechasse deposit. Bulk sampling is required to better establish continuity of the gold grade. The Company is negotiating with several mining companies to participate in the proposed exploration.

In the Clarence Stream area of New Brunswick, the Company has properties adjoining the recent Freewest gold discovery. The current exploration program is ongoing.

In Quebec, the Company has acquired by staking 32 units (4250 acres) in the region of the Otish Mountains diamond discoveries. A summer exploration program is planned.

The Company holds 147 claims (5880 acres, Cu-Ni-PGM) west of Chibougamau in northern Quebec. An exploration program is planned.

In Nevada, the Company has allowed all of its mineral holdings to expire.

Recently, the Company has completed the acquisition of fifty-one percent (51%) of the shares of Jobs Without Borders Inc. (www.jobswithoutborders.com). Jobs Without Borders Inc. is an international internet Job/Visa site for globally mobile professionals which combines a web based employment site with the delivery of specialized legal immigration services necessary to obtain visas, along with the content that will facilitate such a transition. The Company acquired fifty-one percent (51%) of the outstanding shares of Jobs Without Borders Inc., by the issuance of one million (1,000,000) common shares. The Company will also issue to the Vendors one (1) share for each twenty-five cents ($0.25) of net earnings after tax realized by Jobs Without Borders Inc. on a quarterly basis. In addition, the Company has a three (3) year option to purchase the remaining forty-nine percent (49%) of the outstanding shares, by issuing a further three million (3,000,000) common shares of the Company.

By Order of the Board
(Sgd) Peter H. Smith
Director

TEL: (514) 481-3172 Peter H. Smith, Ph.D., P.Eng.

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
4 KING STREET WEST
SUITE 1320
TORONTO, ONTARIO
M5H 1B6

May 15, 2002

TO THE SHAREHOLDERS

Further exploration on the Company's main property, the Bellechasse Project, located in southern Quebec, has been recommended to increase the tonnage potential of the Bellechasse deposit. Bulk sampling is required to better establish continuity of the gold grade. The company is negotiating with several mining companies to participate in the proposed exploration.

In the Clarence Stream area of New Brunswick, the Company has properties adjoining the recent Freewest gold discovery. The current exploration program is ongoing.

In Quebec, the Company has acquired by staking 32 units (4250 acres) in the region of the Otish Mountains diamond discoveries. A summer exploration program is planned.

The Company holds 147 claims (5880 acres, Cu-Ni-PGM) west of Chibougamau in northern Quebec. An exploration program is planned.

In Nevada, the Company has allowed all of its mineral holdings to expire.

Recently, the Company has completed the acquisition of fifty-one percent (51%) of the shares of **Jobs Without Borders Inc.** (www.jobswithoutborders.com). Jobs Without Borders Inc. is an international internet Job/Visa site for globally mobile professionals which combines a web based employment site with the delivery of specialized legal immigration services necessary to obtain visas, along with the content that will facilitate such a transition. The Company acquired fifty-one percent (51%) of the outstanding shares of Jobs Without Borders Inc., by the issuance of one million (1,000,000) common shares. The Company will also issue to the Vendors one (1) share for each twenty-five cents ($0.25) of net earnings after tax realized by Jobs Without Borders Inc. on a quarterly basis. In addition, the Company has a three (3) year option to purchase the remaining forty-nine percent (49%) of the outstanding shares, by issuing a further three million (3,000,000) common shares of the Company.

By Order of the Board

(Sgd) Peter H. Smith

PETER H. SMITH
Director

Form 27
Securities Act

File Number: 82-4991

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   May 8, 2002

3. **Press Release**

   Market News Publishing Inc. - May 8, 2002

4. **Summary of Material Change**

   Golden Hope Mines Limited is pleased to announce that it has completed the acquisition of fifty-one percent (51%) of the shares of Jobs Without Borders Inc. by the issuance of one million (1,000,000) common shares.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 8th day of May, 2002

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2002/05/08 File Number: 82-4991

GOLDEN HOPE MINES LTD ("YGH-V;GOLH-0")
- Completion of Acquisition

Golden Hope Mines Limited is pleased to announce that it has completed the acquisition of fifty-one percent (51%) of the shares of Jobs Without Borders Inc. (www.jobswithoutborders.com). Jobs Without Borders Inc. is an international internet Job/Visa site for globally mobile professionals which combines a web based employment site with the delivery of specialized legal immigration services necessary to obtain visas, along with the content that will facilitate such a transition. The Company acquired fifty-one percent (51%) of the outstanding shares of Jobs Without Borders Inc., by the issuance of one million (1,000,000) common shares. The Company will also issue to the Vendors one (1) share for each twenty-five cents ($0.25) of net earnings after tax realized by Jobs Without Borders Inc. on a quarterly basis. In addition, the Company has a three (3) year option to purchase the remaining forty-nine percent (49%) outstanding shares, by issuing a further three million (3,000,000) common shares of the Company.

By Order of the Board
(Sgd) Peter H. Smith
Director

TEL: (514) 481-3172 Peter H. Smith, Ph.D., P.Eng.

SCHEDULE "C"

Further exploration on the Company's main property, the Bellechasse Project, located in southern Quebec, has been recommended to increase the tonnage potential of the Bellechasse deposit. Bulk sampling is required to better establish continuity of the gold grade. The Company is negotiating with several mining companies to participate in the proposed exploration.

In the Clarence Stream area of New Brunswick, the Company has properties adjoining the recent Freewest gold discovery. The current exploration program is ongoing.

In Quebec, the Company has acquired by staking 32 units (4250 acres) in the region of the Otish Mountains diamond discoveries. A summer exploration program is planned.

In Nevada, the Company has allowed all of its mineral holdings to expire.

The Company holds 147 claims (5880 acres, Cu-Ni-PGM) west of Chibouganmau in northern Quebec. An exploration program is planned.

Recently, the Company has completed the acquisition of fifty-one percent (51%) of the shares of **Jobs Without Borders Inc.** (www.jobswithoutborders.com). Jobs Without Borders Inc. is an international Internet Job/Visa site for globally mobile professionals which combines a web based employment site with the delivery of specialized legal immigration services necessary to obtain visas, along with the content that will facilitate such a transition. The Company acquired fifty-one percent (51%) of the outstanding shares of Jobs Without Borders Inc., by the issuance of one million (1,000,000) common shares. The Company will also issue to the Vendors one (1) share for each twenty-five cents ($0.25) of net earnings after tax realized by Jobs Without Borders Inc. on a quarterly basis. In addition, the Company has a three (3) year option to purchase the remaining forty-nine percent (49%) of the outstanding shares, by issuing a further three million (3,000,000) common shares of the Company.

File Number: 82-4991

SCHEDULE "B"

Directors and Officers:

Theodore H. Polisuk - President and Director
Gilles Dubuc - Director
Peter Smith - Director
Gregory Hryniw - Director
Ronald Haller - Secretary

(1) **Panet, Bellechase and Ware Townships Property**

The Company holds a block of continuous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company associated with the president and a director of the Company.

Pursuant to an agreement dated August 13, 1990, as amended on December 29, 1999, the Company acquired an option to earn a 100% interest in 4 claims for $250,000 payable at a rate of $50,000 per annum for five years commencing December 31, 2000. The first payment due December 31, 2000 has been extended to December 31, 2002.

(2) **Other Properties**

In addition the Company has the following claims:
28 claims in the Clarence Stream area, New Brunswick
147 claims in the Chibouganmau area, Quebec
32 units in the Otish Mountains area, Quebec

Note 3

Stated Capital

Options
As at March 31, 2002, directors and officers had options to purchase: 1,100,000 common shares at $0.20 per share expiring June 2, 2007; 244,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 141,500 common shares at $0.20 expiring April 4, 2010 and 104,000 common shares at $0.25 expiring May 19, 2010.

Note 4

Related Party Transactions
During the year, 154327 Canada Inc. was entitled to receive $4,500 (2001 - NIL) for management services rendered. As at March 31, 2002 the total amount owing to 154327 Canada Inc. for current and past services was $24,000 (2001 - $18,000).

Mineral Properties

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.

If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the current year.

Note 2

Mineral Properties

Panet, Bellechase and Ware Townships, Quebec

	Opening	Expenditures	Closing
Acquisition	$ 629,353	-	$ 629,353
Exploration	6,160,528	5,495	6,166,023
Total	$6,789,881	$5,495	$6,795,376

Other Properties	Opening	Expenditures	Closing
Acquisition	$ 2,158	$1,500	$ 3,658
Exploration	17,312	-	17,312
Total	$19,470	$1,500	$20,970

GOLDEN HOPE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

Note 1

Basis of Presentation
The financial statements include the accounts of the Company and its wholly owned subsidiary, Golden Hope Mining Company incorporated in the state of Nevada, from incorporation date, November 17, 1997.

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to March 31, 2002. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
(Unaudited)

	2002	2001
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(12,878)	$(14,813)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	4,484	(969)
Increase in accounts payable	14,639	4,038
	6,245	(11,744)
Investing Activities:		
Mining claims and deferred exploration expenditures	(6,995)	(1,325)
Decrease in cash	(750)	(13,069)
Cash, beginning of period	1,472	13,614
Cash, end of period	$ 722	$ 545

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
(Unaudited)

Expenses:	2002	2001
General and administrative	$ 3,388	$ 8,373
Shareholders' information	4,990	6,440
Management fees	4,500	-
Net loss for the period	12,878	14,813
Deficit, beginning of period	2,885,967	2,637,018
Deficit, end of period	$2,898,845	$2,651,831
Loss per common share	$ 0.001	$ 0.001

File Number: 82-4991

SCHEDULE "A"
GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
CONSOLIDATED BALANCE SHEET
(Unaudited)

	Mar 31, 2002	Dec 31, 2001
ASSETS		
Current	$ 622	$ 1,472
Cash	1,605	5,989
Accounts receivable	2,227	7,461
Mining properties and deferred exploration expenditures (Note 2)	6,816,346	6,809,351
	$ 6,818,573	$ 6,816,812
LIABILITIES		
Current	$400,000	$390,328
Accounts payable	72,059	67,092
Due to president and a director	472,059	457,420
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Authorized:		
Unlimited common shares		
Issued:		
19,192,329 common shares	9,245,359	9,245,359
Deficit	(2,898,845)	(2,885,967)
	6,346,514	6,359,392
	$6,818,573	$6,816,812

File Number: 82-4991

British Columbia Securities Commissions

Quarterly Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER: Golden Hope Mines Limited	FOR QUARTER ENDED March 31, 2002	DATE OF REPORT YY/MM/DD 2002/05/14
ISSUER ADDRESS: 1320 - 4 King Street West		
CITY/PROVINCE/POSTAL CODE Toronto, Ontario, M5H 1B6	ISSUER FAX NO. (416) 864-0175	ISSUER TELEPHONE NO (416) 363-1240
CONTACT NAME: Ronald Haller	CONTACT POSITION Secretary	CONTACT TELEPHONE NO (416) 363-1240
CONTACT EMAIL ADDRESS:	WEB SITE ADDRESS	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"T.H. Polisuk"	T.H. Polisuk	2002/05/14
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY/MM/DD**
"Peter Smith"	Peter Smith	2002/05/14

Note 7

Loss Per Share

		2001		2000
Basic loss per share				
Numerator:				
Net earnings (loss) for the year		(248,498)		(36,431)
Denominator:				
Weighted average number of shares		19,140,329		17,788,079
Basic loss per share	$	(0.01)	$	(0.01)

Note 8

Segmented Information
The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

Note 9

Subsequent Events
Subsequent to the year end the Company staked 35 claims in the Otish Mountain area of North-western Quebec at a cost of $1,500.

Subsequent to the year end the Company received regulatory approval to acquire a 51% interest in Jobs Without Boarders ("Jobs"), an international Internet recruiter. As consideration the Company will issue 1,000,000 common shares. The Company will also issue a further 4 common shares for each dollar of after tax earnings realized by Jobs, on a quarterly basis. The Company has the option for a period of three years to acquire the remaining 49% of Jobs for a further 3,00,000 common shares.

Note 5

Stated Capital

Authorized: Unlimited common shares

Issued:

	Shares		Value
Balance December 31, 1998	**14,383,829**	$	**8,198,859**
Officer's options exercised	50,000		10,000
Issued for cash	1,000,000		200,000
Issued for settlement of debts	200,000		40,000
Issued on exercise of warrants	950,000		190,000
Balance December 31, 1999	**16,583,829**		**8,638,859**
Issued on exercise of warrants	8,500		1,700
Issued for cash	2,400,000		560,000
Balance December 31, 2000	**18,992,329**		**9,200,559**
Issued on exercise of options	200,000		44,800
Balance December 31, 2001	19,192,329	$	9,245,359

Directors Options

As at December 31, 2001, officers' and directors' held options to purchase: 1,100,000 common shares at $0.20 per share expiring June 2, 2007, 244,000 common shares at $0.20 expiring June 15, 2009, and 50,000 common shares at $0.20 expiring July 6, 2009, 141,500 common shares at $0.20 expiring April 4, 2010 and 104,000 common shares at $0.25 expiring May 19, 2010. No options were granted or expired during the year. Options for 104,000 common shares at $0.20 per share and 96,000 common shares at $0.25 per exercised.

Note 6

Related Party Transactions

1. During the year, 154327 Canada Inc. was entitled to receive $18,000 (nil-2000) for management services rendered. As at December 31, 2001 the total amount owing to 154327 Canada Inc. for current and past services was $18,000 (nil-2000). The President of the Company owns 154327 Canada Inc.

2. Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the mining claims as described in Note 4.

3. As at December 31, 2001, the sum of $ 49,092 ($44,074-2000) was owing to the President of the Company. During the year the President of the Company was entitled to reimbursement of expenses of $ 28,600 (nil-2000) for executive office services.

4. Included in the accounts receivable is the amount of $5,000 owing from a director ($5,000-2000), subsequent to the year-end this amount was repaid.

All related party transactions are measured at the exchange values.

Lander and Elko County, Nevada

2001	Opening	Expenditures	Closing
Acquisition	$ 14,469	$ (14,469)	$ --
Exploration	62,468	24,000	
Exploration		(86,468)	--
Total	$ 76,937	$ (76,937)	$ --

2000	Opening	Expenditures	Closing
Acquisition	$ --	$ 14,469	$ 14,469
Exploration	--	62,468	62,468
Total	$ --	$ 76,937	$ 76,937

(1) Panet, Bellechasse and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., (see Note 6).

Pursuant to an agreement dated August 13, 1990, as amended on December 29, 1999, the Company acquired an option to earn a 100% interest in 4 claims for $250,000 payable at a rate of $50,000 per annum for five years commencing December 31, 2000. The first payment due December 31, 2000 has been extended to December 31, 2002.

(2) Lander and Elko County, Nevada

During 2000 the Company acquired an option to earn a 100% interest in two groups of claims, subject only to a 2.5% net smelter returns royalty, for option payments of:

$ 30,000 on or before June 21, 2001
a further $ 40,000 on or before June 21, 2002
a further $ 70,000 on or before June 21, 2003
a further $105,000 on or before June 21, 2004
and, a further $ 155, 000 on or before June 21, 2005

and complete exploration expenditures as follows:

$ 45,000 on or before June 21, 2001
a further $ 70,000 on or before June 21, 2002
a further $ 125,000 on or before June 21, 2003
a further $150,000 on or before June 21, 2004
and, a further $ 410, 000 on or before June 21, 2005

The Property was abandoned in the current year.

(4) Other Properties

In addition the Company has the following claims:
67 claims in the Clarence Stream area, New Brunswick
147 claims in the Chibougamau area, Quebec

File Number: 82-4991

Note 4

Mineral Properties

Panet, Bellechasse and Ware Townships, Quebec

	Opening	Expenditures (Recoveries)	Closing
2001			
Acquisition	$ 629,353	$ --	$ 629,353
Exploration	6,157,117	3,411	6,160,528
Total	$ 6,786,470	$ 3,411	$ 6,789,881

2000	Opening	Expenditures	Closing
Acquisition	$ 586,353	$ 43,000	$ 629,353
Exploration	6,118,124	38,993	6,157,117
Total	$ 6,704,477	$ 81,993	$ 6,786,470

Other Properties

2001	Opening	Expenditures	Closing
Acquisition	$ 2,158	$ --	$ 2,158
Exploration	16,802	510	17,312
Total	$ 18,960	$ 510	$ 19,470

2000	Opening	Expenditures	Closing
Acquisition	$ 8,796	$ 2,158 (8,796)	$ 2,158
Exploration	504	16,802 (504)	16,802
Total	$ 9,300	$ 9,660	$ 18,960

Note 1 (continued)

Administrative Expenses
Administrative expenses are charged to operations in the current year.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes.

Note 2

Adoption of New Accounting Standard for Income Taxes
Effective January 1, 2000 the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") recommendations for the accounting for income taxes. The new standard requires the use of the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on the future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

Previously the Company followed the deferral method of accounting for income taxes.

The change in accounting policy has no effect in the current or prior period's financial statements.

Note 3

Income Taxes
The Company's income tax expense for the year is nil. There are no future income tax assets or liabilities that have been recognized. The Company's actual income tax expense for the year after the change in the accounting policy is made up as follows:

		2001		2000
Income before income taxes	$	(248,949)	$	(36,431)
Income taxes recovery at combined rate of 44.6%		111,041		16,248
Abandoned properties and related expenses		(45,018)		(4,148)
Taxable benefit not recognized		(66,023)		(12,100)
Actual income tax expense	$	--	$	--

As at December 31, 2001 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

Year of Expiry		
2002	$	57,000
2003		53,000
2004		100,000
2005		82,000
2006		--
2007		27,000
2008		148,000
	$	467,000

As at December 31, 2001 had exploration and development expenses totaling $4,800,000 available to reduce future years taxable income.

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31,

File Number: 82-4991

		2001		2000
Expenses				
Abandoned claims and related expenses	$	100,937	$	9,300
Management fees		18,000		-
General and administrative		98,128		86,386
Shareholders information		31,884		35,964
		248,949		131,650
Recovery of expenses		-		(95,219)
Net loss (profit) for the year		248,949		36,431
Deficit at the beginning of the year		2,637,018		2,600,587
Deficit at the end of the year	$	2,885,967	$	2,637,018
Loss per share	$	0.01	$	0.01

See Notes To Consolidated Financial Statements

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

File Number: 82-4991

	2001	2000
Cash flows from operations		
Net loss for the year	$ (248,949)	$ (36,431)
Adjustments for:		
Write-off of mining claims	100,937	9,300
	(148,012)	(27,131)
Net change in non cash components of working capital		
Increase in accounts receivable	(109)	(4,170)
Increase in accounts payable	96,082	(77,639)
	(52,039)	(108,940)
Cash flows from financing activities		
Advances from related parties	23,018	(261,543)
Common shares issued for cash	44,800	561,700
	67,818	300,157
Cash flows from investing activities		
Mineral properties and deferred exploration expenditures	(27,921)	(177,890)
Increase in cash	(12,142)	13,327
Cash at the beginning of the year	13,614	287
Cash at the end of the year	$ **1,472**	$ **13,614**

See Notes To Consolidated Financial Statements

Note 1

Basis of Presentation
The financial statements include the accounts of the Company and its wholly owned subsidiary, Golden Hope Mining Company incorporated in the state of Nevada, from incorporation date, November 17, 1997.

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to December 31, 2001. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figure has been calculated using the weighted average number of shares outstanding during the period after giving effect to the share consolidation.
Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties
Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.
Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of production basis.
The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.